SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28680]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

March 27, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of March, 2009. A copy of each application may be

obtained for a fee at the Commission's Public Reference Room, 100 F Street NE, Washington,

DC 20549-1520 (tel. 202-551-5850). An order granting each application will be issued unless

the SEC orders a hearing. Interested persons may request a hearing on any application by

writing to the SEC's Secretary at the address below and serving the relevant applicant with a

copy of the request, personally or by mail. Hearing requests should be received by the SEC by

5:30 p.m. on April 21, 2009, and should be accompanied by proof of service on the applicant, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the

nature of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Secretary, U.S.

Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

Kelmoore Strategic Trust [File No. 811-9165]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 26, 2008, applicant transferred its assets to Dunham Funds, based on net asset

value. Expenses of $315,500 incurred in connection with the reorganization were paid by

applicant and Dunham & Associates Holdings, Inc., the parent company of the investment

adviser to the acquiring fund.

Filing Dates: The application was filed on December 17, 2008, and amended on March 6, 2009.

Applicant's Address: Kelmoore Investment Company, Inc., 2465 E. Bayshore Rd., Suite 300,

Palo Alto, CA 94303.

BTOP50 Managed Futures Fund [File No. 811-21368]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its securities

and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 17, 2008, and amended on February 27,

2009.

Applicant's Address: 800 Third Ave., New York, NY 10022.

Van Kampen Strategic Growth Fund [File No. 811-2424]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On August 22, 2008, applicant transferred its assets to Van Kampen Capital Growth Fund,

based on net asset value. Expenses of $3,804,812 incurred in connection with the reorganization

were paid by applicant.

Filing Dates: The application was filed on November 10, 2008, and amended on March 13, 2009.

Applicant's Address: 522 Fifth Ave., New York, NY 10036.

Accessor Funds, Inc. [File No. 811-6337]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 31, 2008, applicant transferred its assets to corresponding series of Forward Funds, based on net asset value. Expenses of $223,169 incurred in connection with the reorganization were paid by Accessor Capital Management LP, applicant's investment adviser, and Forward Management LLC, the investment adviser to the Forward Funds.

Filing Dates: The application was filed on November 20, 2008, and amended on March 4, 2009.

Applicant's Address: 1420 Fifth Ave., Suite 3600, Seattle, WA 98101.

Builders Fixed Income Fund, Inc. [File No. 811-8273]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 29, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $80,816 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on December 9, 2008, and amended on March 2, 2009.

Applicant's Address: 218 Henry Rd., Manchester, MO 63011.

T. Rowe Price Developing Technologies Fund, Inc. [File No. 811-10003]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On November 17, 2008, applicant transferred its assets to T. Rowe Price Science & Technology

Fund, Inc., based on net asset value. Expenses of $26,930 incurred in connection with the

reorganization were paid by T. Rowe Price Associates, applicant's investment adviser.

Filing Date: The application was filed on February 25, 2009.

Applicant's Address: 100 E. Pratt St., Baltimore, MD 21202.

RMR Funds Series Trust [File No. 811-22116]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On February 6, 2009, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $7,500 incurred in connection with the liquidation were paid by

applicant, but such expenses were subject to reimbursement by RMR Advisors, Inc., applicant's

investment adviser, pursuant to an expense limitation agreement. Applicant has retained cash in

the amount of approximately $34,173 to cover certain outstanding liabilities.

Filing Date: The application was filed on February 24, 2009.

Applicant's Address: 400 Centre St., Newton, MA 02458.

Cadre Institutional Investors Trust [File No. 811-9064]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 29, 2008, applicant transferred its assets to PFM Funds (formerly known as

Commonwealth Cash Reserve Fund, Inc.), based on net asset value. Expenses of $209,786

incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on March 4, 2009. Applicant has agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Applicant's Address: Airport Corporate Center, One Corporate Drive, Suite 101, Bohemia, NY 11716.

FFTW Funds, Inc. [File No. 811-5796]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 8, 2008, one of applicant's series made a liquidating distribution to its shareholders, based on net asset value. By November 21, 2008, applicant's remaining four series had transferred their assets to corresponding series of American Independence Funds Trust, based on net asset value. Expenses of approximately $234,318 incurred in connection with the liquidation and reorganization were paid by applicant, Fischer Francis Trees & Watts, Inc., applicant's investment adviser, and American Independence Financial Services, LLC, the acquiring fund's investment adviser.

Filing Dates: The application was filed on March 5, 2009. Applicant has agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Applicant's Address: 200 Park Ave., 46th Floor, New York, NY 10166.

Pax World Money Market Fund, Inc. [File No. 811-8591]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 3, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $104,133 incurred in connection with the liquidation were paid by Pax World Management Corp., applicant's investment adviser.

Filing Dates: The application was filed on January 22, 2009, and amended on March 24, 2009.

Applicant's Address: 600 Fifth Ave., New York, NY 10020.

Prudent Bear Funds, Inc. [File No. 811-9120]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 8, 2008, applicant transferred its assets to corresponding series of Federated Equity Funds and Federated Income Securities Trust, based on net asset value. Expenses of $530,000 incurred in connection with the reorganization were paid by David W. Tice & Associates, LLC, applicant's investment adviser, and Federated Investors, Inc., investment adviser to the surviving funds.

Filing Dates: The application was filed on February 10, 2009. Applicant has agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

 Applicant's Address: 8140 Walnut Hill Lane, Suite 300, Dallas, TX 75231.

MONY Series Fund, Inc. [811-4209]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 4, 2004, applicant's Board of Directors approved the merger of applicant and EQ Advisors Trust. On July 8, 2004, applicant's shareholders approved the decision to engage in a merger. Applicant distributed its assets on July 9, 2004 pursuant to the merger. AXA Financial, Inc. and MONY Life Insurance Company each paid 60% and 40% respectively of the expenses incurred in connection with the merger.

Filing Dates: The application was filed on February 9, 2006, and amended on December 31, 2008, and March 6, 2009.

Applicant's Address: MONY Series Fund, Inc., 1740 Broadway, New York, NY 10019.

Washington National Insurance Company Separate Account B [File No. 811-2969]

Summary: Applicant, a unit investment trust registered under the Investment Company Act of 1940 (the "Act"), seeks an order declaring that it has ceased to be an investment company. Washington National Insurance Company terminated the offering of applicant's variable annuity contracts ("Contracts") in 1988. Since 1988, the number of outstanding Contracts declined as a result of surrenders by owners of the Contracts and deaths of owners or annuitants. As a result, applicant currently has only 44 beneficial owners of such Contracts and will continue to operate as a separate account not registered under the Act in reliance on section 3(c)(1) of the Act. Applicant is not making and does not presently propose to make a public offering of its securities.

Filing Dates: The application was filed on November 5, 2007 and amended on March 18, 2009.

Applicant's Address: 11815 N. Pennsylvania St., Carmel, IN 46032-5424.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary